EAT GELAT-OH LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
PayPal Sales	1,955.00
Shipping Income	0.00
Total Income	**$1,955.00**
GROSS PROFIT	**$1,955.00**
Expenses	
Job Supplies	339.49
Meals & Entertainment	190.69
PayPal Fees	75.07
Travel	172.71
Total Expenses	**$777.96**
NET OPERATING INCOME	**$1,177.04**
NET INCOME	**$1,177.04**

EAT GELAT-OH LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	1,177.04
Total Bank Accounts	**$1,177.04**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,177.04**
TOTAL ASSETS	**$1,177.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
District of Columbia Office of Tax and Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Retained Earnings	0.00
Net Income	1,177.04
Total Equity	**$1,177.04**
TOTAL LIABILITIES AND EQUITY	**$1,177.04**

EAT GELAT-OH LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,177.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
District of Columbia Office of Tax and Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$1,177.04**
NET CASH INCREASE FOR PERIOD	**$1,177.04**
CASH AT END OF PERIOD	**$1,177.04**